[MINTZ LEVIN LETTERHEAD]

May 2, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

  Re:
  EnerNOC, Inc.
  Amendment No. 3 to Registration Statement on Form S-1
  Registration No. 333-140632

Ladies and Gentlemen:

        On behalf of EnerNOC, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-1, initially filed with the Commission on February 12, 2007 and amended on March 28, 2007 and April 20, 2007. We are delivering four marked complete courtesy copies of Amendment No. 3 and four courtesy copies of this letter to Mr. McTiernan of the Commission. Additionally, we are supplementally providing the Commission with a copy of all written communications with prospective purchasers relating to the Directed Share Program (the "Program") referenced in Amendment No. 3. These materials are in the form of screen shots of the website of the underwriter administering the Program.

        Please do not hesitate to call Jon Kravetz or Sahir Surmeli of this firm at (617) 542-6000 with any comments or questions regarding Amendment No. 3. We thank you for your time and attention.

                      Very truly yours,

                      /s/ Sahir Surmeli
                      Sahir Surmeli

cc:
Securities and Exchange Commission
Michael McTiernan

EnerNOC, Inc.
Timothy Healy
David Brewster
Neal Isaacson
David Samuels

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan Kravetz
Thomas Burton
Daren Graham
Garrett Winslow

Davis Polk & Wardwell
Alan Denenberg
Robert Maynes

Ernst & Young LLP
George Neble
Matt MacDonald